Exhibit 3.16
AMENDMENT TO OPERATING AGREEMENT
OF
RBG, LLC
The Operating Agreement of RBG, LLC, a Nevada Limited Liability Company (the “Company”), is amended thusly, after the consent of Eighty Percent (80%) of the Membership Interests, effective as of January 13, 2009 (the “Effective Date”):
AMENDMENT
The following Sections are amended as herein provided:
Section 3.03 of the Operating Agreement is hereby amended and restated as follows:
“Every person who was or is a party to, or threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative, is or was a Member of the Company, is or was a Manager of the Company or is or was serving at the request of the Company or as its representative in a partnership, joint venture, trust or other enterprise (each, a “Covered Person”) shall be indemnified and held harmless by the Company to the fullest extent legally permissible under the laws of the State of Nevada against all expenses, liabilities and losses (including, without limitation, reasonable attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) (“Indemnified Costs”) arising from any and all claims, demands, actions or proceedings, whether civil, criminal, administrative or investigative, in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business or activities of or relating to the Company. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. To the extent permitted by law, the expenses of a Covered Person incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Member to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company. Without limiting the generality of such statement, such right of indemnification shall be in addition, and not in lieu of, any other right which such Covered Person may have or hereafter acquire, including, without limitation, the right of indemnification under any agreement, vote of the Members, provision of law or otherwise, as well as their rights under this Agreement. Additionally, the Company shall pay or reimburse Indemnified Costs incurred by a Covered Person in connection with such Covered Person’s appearance as a witness on behalf of the Company or other participation at the request of the Company in a proceeding involving or affecting the Company at a time when the Covered Person is not a named defendant or respondent in the proceeding.”

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Any provisions in the Operating Agreement that are in conflict with the terms of this Amendment are hereby deemed to be no longer in effect and the terms of the Amendment shall control. Any provisions in the Operating Agreement that are not revised in the Amendment shall survive, unchanged, as set forth in the Operating Agreement. The invalidity or unenforceability of any provision of the Amendment shall not affect the validity or enforceability of the remainder of this Amendment or the Operating Agreement.
IN WITNESS WHEREOF, the undersigned, being all of the Members of the Company, have executed this Amendment on the day above written.

MEMBERS:

R. Black, Inc.

/s/ Robert R. Black, Sr.

By:

Its:

Virgin River Casino Corporation

/s/ Robert R. Black, Sr.

By:

Its:

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